Exhibit 99.1

December 21, 2016

Edward S. Friedman

705 Edgehill Road

Wilmington, Delaware 19807

Dear Mr. Friedman:

We appreciate you reaching out to NexPoint Real Estate Advisors, L.P. (“NexPoint”), an affiliate of Highland Capital Management, L.P., with respect to your investment in RAIT Financial Trust (“RAIT”). We understand you submitted a shareholder proposal to RAIT under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Should RAIT and/or its affiliates file a lawsuit or threaten to file a lawsuit against you in connection with your proposal, NexPoint agrees to provide legal counsel to defend you in such action and to indemnify you for any costs or damages awarded against you in such action so long as you reasonably cooperate with NexPoint in pursuing the defense of such action. In the event that you do not reasonable cooperate with NexPoint as set forth above, NexPoint will cease providing you legal counsel and will not indemnify you in connection with any such legal action arising in connection with your proposal.

Although we share your concern about the performance of RAIT, we and you also confirm that we have (1) no agreement, contract, arrangement, understanding, plan or proposal relating to RAIT or its securities, other than the indemnification obligation set forth above, and (2) have not formed a “group” under Section 13(d) of the Exchange Act.

Please sign in the space provided below if you agree to this arrangement.

Sincerely,

/s/ Jim Dondero

Jim Dondero

President

Accepted and Agreed to:

/s/ Edward S. Friedman
Edward S. Friedman

Date: December 21, 2016